CliqRex Inc.

Financial Statements and Report

December 31, 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements (financial statements) of CliqRex Inc. (the company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company is pre-revenue and has relied on debt financing from related parties to fund operations. and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
March 24, 2023

<h2 style="text-align:center">CliqRex Inc.</h2>

Balance Sheet (Unaudited)

As of December 31, 2022

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.d	$	3,449
Total Assets			3,449
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued liabilities			965
Total Current Liabilities			965
Related party debt	3		51,839
Total Liabilities			52,804
Stockholders' Equity	2		
Common stock, 13,500,000 shares authorized; 10,174,694 shares issued and outstanding; 0.00001 par value per share			101
Additional paid-in capital			137,346
Retained Earnings (Accumulated Deficit)			(186,802)
Total Stockholders' Equity			(49,355)
Total Liabilities & Stockholders' Equity		$	3,449

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2022

Operating Expenses		
Legal and other professional fees and services	$	83,131
Share based compensation		50,000
Salaries and wages		35,044
Commissions and fees		12,080
Other expenses		4,708
Total Operating Expenses		184,963
Operating Income (Loss)		(184,963)
Interest expense		(1,839)
Net Income (Loss)	$	(186,802)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2022

	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount $	Additional Paid-In Capital $	Retained Earnings (Accumulated Deficit) $	Total Stockholders' Equity $
Balance at January 20, 2022	-	-	-	$ -	$ -	$ -	$ -
Net income (loss)	-	-	-	-	-	(186,802)	(186,802)
Capital contributions	-	-	-	-	87,346	-	87,346
Stock-based compensation expense	100,000	-	-	-	50,000	-	50,000
Issuance of common stock	9,800,000	100,000	174,694	101	-	-	101
Total	9,900,000	100,000	174,694	$ 101	$ 137,346	$ (186,802)	$ (49,355)

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

Statement of Cash Flows (Unaudited)

For the year ended December 31, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net (loss)	$	(186,802)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Share based compensation		50,000
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		965
Net Cash (Used in) Operating Activities		(135,837)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		51,839
Proceeds from issuance of common stock		101
Capital contributions from owners		87,346
Net Cash Provided by Financing Activities		139,286
Net Increase in Cash and Cash Equivalents		3,449
Cash and cash equivalents at beginning of year		-
Cash and Cash Equivalents at End of Year		3,449

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$	1,839

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. These financial statements cover the period from the Company's incorporation on January 20, 2022 through December 31, 2022.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

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CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

g. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 13,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 1,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2022 the total number Class A Common Shares issued and outstanding was 9,900,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number of Class C Common Shares issued and outstanding was 174,694.

3. Debt

On January 21, 2022 the Company opened a revolving line of credit note with Pixaura Digital LLC (a related party) that allows the Company to draw up to $10,000 in principal per month for a maximum amount of $50,000 and carries an interest rate of 5%. The note was amended on September 30, 2022 to extend the due date and all amounts outstanding, including accrued interest, are due and payable on October 1, 2023. As of December 31, 2022, the Company had drawn $51,839, including accrued interest, on the credit line which has been classified as current debt.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

4. Related party transactions

Pixaura Digital LLC, a Delaware LLC, provides App development services to CliqRex Inc. and has provided a $50,000 line of credit to the Company. James O'Loughlin, CliqRex's CEO, and Alpha Citadel Ventures LLC (owned by CliqRex Inc.'s CFO, Timur Akilov) are majority members of Pixaura Digital LLC.

Optimized Aspects, LLC (DBA "Infuse"), an Ohio LLC, whose CEO is the CTO of Cliqrex, Inc., provided app development services to the Company. On October 7, 2022 Optimized Aspects, LLC (DBA "Infuse") forfeited its stock options for 175,000 shares and no longer provides any services to the Company.

Rethink Lab LLC, an Ohio LLC, provides user experience and wellbeing strategy services to the Company. Gillian W. Oakenfull, CSIO of CliqRex Inc., is the owner of Rethink Lab LLC.

CliqRex Inc. CPO and shareholder Robert J. Roman II in 2022 received compensation in stock (100,000 shares of Class A, at $0.50 per share valuation).

5. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. As of December 31, 2022, the Company has issued 446,000 shares under the plan with an exercise price of $0.10 per share for 300,00 options and $0.50 per share for 146,000 options. The option awards have 10-year contractual terms and vest on varying schedules. At December 31, 2022, none of these shares had vested.

A summary of Share-based Compensation Arrangements is provided below:

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

	December 31, 2022
Beginning shares granted	-
Granted during the period	446,000
Vested	-
Total Cumulative Shares Granted for Compensation	446,000
Ending Balance of Shares Remaining to Vest	446,000

6. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

7. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2022 the Company incurred a loss of $186,802. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

8. Subsequent events

On February 28, 2023 the Company opened a revolving line of credit note with Pixaura Digital LLC (a related party) that allows the Company to draw up to $30,000 in principal. The note carries an interest rate of 5% and all amounts outstanding, including accrued interest, are due and payable on March 1, 2024.

Management evaluated all activity of the Company through March 24, 2023 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.